

January 11, 2012

Via Facsimile

Mr. Thurman K Case
Chief Financial Officer
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

  **Re:** **Cirrus Logic, Inc.**
     **Form 10-K for the fiscal year ended March 26, 2011**
     **Filed on May 25, 2011**
     **File No. 000-17795**

Dear Mr. Case:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Brian Cascio

            Brian Cascio
            Accounting Branch Chief